                          [ALSTON&BIRD LLP LETTERHEAD]

                                January 27, 2006


SENT VIA EDGAR AND
OVERNIGHT COURIER

Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

         Re:      Wells Timber Real Estate Investment Trust, Inc.
                  File No. 333-129651

Dear Ms. Garnett:

         This letter sets forth the responses of our client, Wells Timber Real Estate Investment Trust, Inc. (the "Issuer") to the comments by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), in your letter dated December 7, 2005 regarding the Issuer's registration statement on Form S-11 (the "Registration Statement") and the prospectus it contains (the "Prospectus"). The Issuer has today filed an amended registration statement ("Amendment No. 1") via the EDGAR System of the Commission. For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.

General

1. COMMENT: We note that you are registering shares to be offered under a dividend reinvestment plan to investors in the offering. Please tell us whether persons who become shareholders other than by participating in the offering may purchase shares through the dividend reinvestment plan, and, if so, whether you intend to distribute to those persons a separate prospectus relating solely to the dividend reinvestment plan. Please also tell us whether you intend to keep updated and distribute the prospectus included in this registration statement so

Ms. Karen J. Garnett
January 27, 2006
Page 2


long as offers and sales are being made under the dividend reinvestment plan or if you intend to use a separate prospectus relating solely to the dividend reinvestment plan.

         RESPONSE: Persons who become stockholders other than by participating in the offering may purchase shares through the distribution reinvestment plan. During the term of the offering, the Issuer does not plan to create and distribute a separate prospectus relating solely to the distribution reinvestment plan. Rather, the Prospectus, which discloses the terms, conditions and risks of the distribution reinvestment plan, will be kept updated so long as offers and sales are being made under the distribution reinvestment plan. Persons who become stockholders other than by participating in the offering ("subsequent purchasers") must provide the Issuer's transfer agent, Wells Capital, Inc., with a signed Transfer and Assignment Form that acknowledges that the person has received an updated Prospectus. The transfer agent will not transfer the shares, which are recorded in book-entry form, until and unless it has received an executed Transfer and Assignment Form. Like other stockholders, subsequent purchasers will continue to receive updates to the Prospectus while the offering continues and may request to participate in the distribution reinvestment plan. After the offering has been completed, the Issuer will prepare a separate prospectus relating to the distribution reinvestment plan which will be updated so long as offers and sales are being made under the distribution reinvestment plan.

2. COMMENT: Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

         RESPONSE: The Issuer understands that it is responsible for analyzing the applicability of the tender offer rules to its share redemption plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. The Issuer believes that its proposed share redemption plan is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters. Consequently, the Issuer will submit a request for exemption under Rule 13e-4 and Regulation 14E to the Commission's Office of Trading Practices and Processing, Division of Market Regulation. In addition, please note the following disclosure in the Prospectus, all of which provide that the Issuer will not implement its share redemption plan until the earlier of receipt of such an exemption or the completion of its primary offering:

         - on page 12, under the caption "Question and Answers About The Offering -- If I buy shares in this offering, how may I later sell them?,"

Ms. Karen J. Garnett
January 27, 2006
Page 3


         - on page 15, under the risk factor captioned "There is no public trading market for your shares; therefore, it will be difficult for you to sell your shares,"

         - on page 21 under the risk factor captioned "You may not be able to sell your shares under the proposed share redemption plan and, if you are able to sell your shares under the plan, you may not be able to recover the amount of your investment in our shares," and

         - on page 104, under the caption "Description of Shares -- Proposed Share Redemption Plan."

         We will promptly notify the Staff when the Issuer receives such exemptive relief.

3. COMMENT: We note that you will provide your shareholders with periodic updates on the performance of your company via U.S. mail or courier. We further note that, with a shareholder's permission, you may furnish this information by electronic delivery, including with respect to your annual report, by notice of the posting of your annual report on your affiliated website. Please briefly describe how you will determine a shareholder's consent to electronic delivery and how you will ensure that delivery to the shareholder has been satisfied.

         RESPONSE: Investors who elect to purchase shares in the offering must carefully review and execute the Subscription Agreement and Investor Instructions ("Subscription Agreement"), a sample of which is provided in Appendix A to the Prospectus. Pursuant to the Commission's guidance in The Use of Electronic Media Releases of 1995, No. 33-7233, and 2000 No. 33-7856, the instructions to item 5 of the Subscription Agreement inform prospective investors that they may elect to receive stockholder communications electronically by checking a box indicating their election and supplying their e-mail address at item 5 of the Subscription Agreement. The instructions to item 5 also inform prospective investors that by making this election they are authorizing the Issuer to either (1) e-mail stockholder communications directly to them or (2) both (a) make such communications available to them at www.wellsref.com, the website of Wells Real Estate Funds, Inc., an affiliate of the Issuer, and (b) notify investors when the documents are available via e-mail. Further, the instructions to Item 5 inform investors of the types of documents that will be delivered electronically and also inform them that their consent will be valid until revoked, with instructions for such revocations. The Issuer's advisor, Wells Capital, Inc., has personnel and software applications that will monitor the delivery of e-mail communications to investors to ensure that such communications have been successfully delivered to the e-mail addresses provided by the investors in the Subscription Agreement. In the event that an e-mail communication is not deliverable, the advisor will attempt to obtain an updated or correct e-mail address from the investor's financial representative and then, failing that, directly from the investor. If attempts to obtain correct electronic contact data are unsuccessful, the advisor will mail a physical copy of the electronic communication to the investor with a cover letter alerting the investor of the problem and requesting that the investor submit an updated e-mail address directly to the advisor. All subsequent communications with

Ms. Karen J. Garnett
January 27, 2006
Page 4


this investor will be made via U.S. mail or courier until the investor provides a corrected e-mail address.

4. COMMENT: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

         RESPONSE: We will provide copies of any graphics, maps, photographs, and related captions or other artwork including logos that the Issuer intends to use in the Prospectus (Artwork) to the Staff as soon as the materials become available. The Issuer understands and agrees that it will not include Artwork in any preliminary Prospectus which will be distributed to prospective investors prior to the Staff's review and approval of the Artwork.

5. COMMENT: Please provide all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Refer to Item 19.B of Industry Guide 5.

         RESPONSE: We will provide copies of all promotional materials and sales literature, including materials that will only be used by broker-dealers, to the Staff as soon as the materials become available. The Issuer understand and agrees that, pursuant to Item 19 of Industry Guide 5, its promotional materials and sales literature will set forth a balanced presentation of the risks and rewards to investors and will not contain any information or disclosure that is inconsistent with the Prospectus.

6. COMMENT: Although we note your disclosure on pages 51-54, you do not appear to have provided disclosure required by Item 25 of Form S-11 regarding your policies with respect to certain transactions. We note, for example only, that you have not clearly disclosed whether directors and officers may have any direct or indirect pecuniary interest in investments or engage for their own account in certain business activities. Please advise or revise.

         RESPONSE: The disclosure under the caption "Conflicts of Interest -- Certain Conflict Resolution Procedures -- Other Charter Provisions Relating to Conflicts of Interest" beginning on page 54 of the Prospectus has been revised in response to the Staff's comment.

7. COMMENT: Although we note your disclosure on pages 62 and 63, you do not appear to have provided clear disclosure required by Item 12 of Form S-11 regarding your policies with respect to certain activities. Please advise or revise.

Ms. Karen J. Garnett
January 27, 2006
Page 5


         RESPONSE: The Issuer has revised its disclosure with respect to certain provisions of Item 12 of Form S-11. With respect to changes in certain policies, please see the additional disclosure on page 67 under the caption "Business and Policies -- Changes in Investment Objectives and Policies." Please also see the following references to the locations of the disclosure in the Prospectus that respond to the provisions of Item 12 of Form S-11:

         12(a) -- Please see the disclosure concerning the Issuer's policies concerning the issuance of debt and equity securities on page 66 at bullet points 1 and 8-10 under the caption "Business and Policies -- Investment Limitations" and the disclosure concerning the issuance of preferred stock by the Issuer on page 98 under the caption "Description of Shares --Preferred Stock."

         12(b) -- Please see the disclosure concerning the Issuer's policies concerning the borrowing of money on page 65 under the caption "Business and Policies -- Borrowing Policies" and on page 66 at bullet point 1 under the caption "Business and Policies -- Investment Limitations."

         12(c) -- Please see the disclosure concerning the Issuer's policy on making loans on page 56 under the caption "Conflicts of Interest -- Certain Conflict Resolution Provisions -- Other Charter Provisions Relating to Conflicts of Interest -- Loans" and on page 66 at bullet points 3 and 4 under the caption "Business and Policies -- Investment Limitations."

         12(d) -- Please see the disclosure on page 63 in bullet point 3 under the caption "Business and Policies -- Other Possible Investments" and the disclosure on page 66 at bullet point 5 under the caption "Business and Policies -- Investment Limitations."

         12(e) -- Please see the disclosure concerning the Issuer's policy on underwriting securities of other issuers on page 63 in the last sentence under the caption "Business and Policies -- Other Possible Investments."

         12(f) -- Please see the disclosure concerning the Issuer's policies concerning the purchase and sale of investments on page 63 under the caption "Business and Policies -- Other Possible Investments," on pages 65 under the caption "Disposition Policies" and on page 66 at bullet points 5, 6 and 7 under the caption "Business and Policies -- Investment Limitations."

         12(g) -- We have added disclosure to page 67 concerning the Issuer's policies on the offering of securities in exchange for properties under the caption "Business and Policies -- Issuing Securities for Property." Please also see the first paragraph on page 11 under the caption "The Operating Partnership Agreement -- General."

         12(h) -- We have added disclosure on page 67 concerning the Issuer's policies on the reacquisition of its shares under the caption "Business and Policies -- Acquisitions of Our Common Stock." Please also see the related disclosure on pages 104-106 under the caption "Description of Shares -- Proposed Share Redemption Plan."

Ms. Karen J. Garnett
January 27, 2006
Page 6


         12(i) -- Please see the disclosure concerning the Issuer's policies concerning the provision of annual reports to stockholders on page 122 in the second paragraph under the caption "Where You Can Find More Information."

8. COMMENT: We note that you do not appear to have included a dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please revise or alternatively tell us why it is not appropriate. Refer to Item 502 of Regulation S-K.

         RESPONSE: The disclosure on the back cover page of the Prospectus has been revised in response to the Staff's comment and Item 502 of Regulation S-K.

Cover Page

9. COMMENT: Please expand the sixth risk factor to quantify the fees and expenses that you pay to your advisor, its affiliates and participating broker-dealers.

         RESPONSE: It is not possible to quantify the fees and expenses that the Issuer will pay to its advisor, its affiliates and participating broker-dealers because of the "best efforts" nature of the offering. The Issuer has included the minimum and maximum amounts of selling commissions and dealer-manager fees payable to Wells Investment Securities, Inc. in the table immediately following the boldface legend paragraph. However, the offering will be sold over the course of a two-year term. Consequently, it is not possible to predict at this time what amount of the offering, if any, will be sold during the term of the offering. The amounts of fees and expenses that the Issuer will pay to its advisor, its affiliates and participating broker-dealers are contingent upon:
(1) the amount of the offering that the Issuer sells during the term of the offering, (2) the advisor's success in identifying assets for investment by the Issuer, (3) the cost of investments acquired by the Issuer and (4) the performance of the Issuer's investments. Due to these contingencies, it is not currently possible to provide quantities for the fees and expenses that the Issuer will pay.

         We also believe that a more in-depth discussion of the specifics of each of the fees and expense reimbursement arrangements between the Issuer and each of its advisor, its affiliates and participating broker-dealers would be inappropriate for the cover page of the Prospectus because it would: (1) detract from the summary nature of the cover page disclosure, and (2) be at odds with Rule 421(b) and the Commission's guidance in the Plain English Disclosure Release No. 33-7497 (the "Disclosure Release") that the Prospectus disclosure be concise and understandable while avoiding repetitious disclosure that increases the size of the document but not the quality of the information. Rather, more complete discussions of the fees and expense reimbursements that the Issuer will pay to its advisor, its affiliates and participating broker-dealers has been included in the appropriate sections of the Prospectus at page 5 under the caption "Prospectus Summary -- Compensation of the Advisor and its Affiliates" and page 46 under the caption "Management Compensation."

Ms. Karen J. Garnett
January 27, 2006
Page 7


10. COMMENT: Please include the date when the offering will end assuming that the minimum is reached.

         RESPONSE: Please see the disclosure added as the last sentence on the front cover page of the Prospectus in response to the Staff's comment.

Summary, page 1

11. COMMENT: Please provide the full names of all promoters and indicate all positions and offices with the company now held or intended to be held by each such promoter. Refer to Item 11 of Form S-11.

         RESPONSE: We have moved the section captioned "Prospectus Summary -- Our Advisor," to page 1 of the Prospectus in response to the Staff's comment in order to prominently identify the advisor and its officers. The Prospectus Summary also contains a revised chart on page 3 that depicts the ownership structure of the advisor and affiliated companies, which shows that Leo F. Wells, III, a director and President of the Issuer, is the indirect owner of 100% of the equity interests in the advisor and its affiliates. Please note that more complete discussions of the promoters and their positions with the Issuer and Wells Capital is included in the Prospectus at pages 36-37 under the caption "Management -- Executive Officers and Directors" and at pages 41-42 under the caption "Management -- The Advisor."

Wells Timber Real Estate Investment Trust. Inc., page 1

12. COMMENT: We note that you intend to acquire timberland properties throughout the timber producing regions of the United States. Please expand your disclosure to identify the geographic areas where you intend to acquire properties and discuss whether you plan to geographically diversify your holdings of timberland properties.

         RESPONSE: The Issuer discloses on page 7 of the Prospectus under the caption "Prospectus Summary -- Description of Investments" that it intends to diversify its holdings of timberland properties geographically. In addition, the disclosure in the Prospectus on page 62, under the caption "Business and Policies -- Investment Strategy," has been revised in response to the Staff's comment.

Investment Objectives, page 1

13. COMMENT: Please refrain from using the term "dividends" in this section and throughout the prospectus since the payment of dividends implies the existence of current and accumulated earnings and profits. Since the company is newly formed and has never operated as a REIT, there is no assurance it will have current or accumulated earnings and profits, and the distributions made to stockholders may constitute, in part, a return of capital. Instead, please use the term "distributions."

Ms. Karen J. Garnett
January 27, 2006
Page 8


         RESPONSE: The disclosure in the section captioned "Prospectus Summary -- Investment Objectives," and throughout the Prospectus has been revised in response to the Staff's comment. The term "dividends" has been replaced by the term "distributions" in all appropriate locations of the Prospectus.

14. COMMENT: We note that your primary investment objectives are to provide current income through the payment of cash dividends, to preserve and return capital contributions and to realize capital appreciation upon the ultimate sale of your assets. Please expand your disclosure in this section to balance it with the fact that you are a newly formed entity with no prior timber REIT experience on which to base your objectives and that distributions are not assured.

         RESPONSE: The Issuer believes that inclusion in the summary investment objectives section of the risk factors identified by the Staff would not be appropriate because it would be at variance with Rule 421(b) and the Disclosure Release by (1) needlessly encumbering a section of the Prospectus intended merely to provide a summary of the Issuer's investment objectives by adding information more appropriate to a risk factor, and (2) being redundant with other Prospectus disclosure that clearly informs investors of the risks described, including the following risk factor disclosures:

         -        the second bullet point on the cover page of the Prospectus,

         - the second bullet point under the caption "Prospectus Summary -- Summary Risk Factors," beginning on page 1 of the Prospectus

         - on page 16, in the fifth risk factor captioned "We have no operating history, which makes our future performance and the performance of your investment difficult to predict," and

         - on page 16, in the sixth risk factor captioned "Our advisor has very limited experience acquiring, owning and managing timberland."

Summary Risk Factors, page 1

15. COMMENT: Please revise to state that the fees payable at the operational stage are not based on the performance of the investments.

         RESPONSE: The disclosure on page 2 of the Prospectus in the above-referenced section has been revised in response to the Staff's comment.

16. COMMENT: Please expand your disclosure to briefly describe each conflict of interest that you will face with respect to your advisor and its affiliates.

Ms. Karen J. Garnett
January 27, 2006
Page 9


         RESPONSE: Please note that the sixth bullet point in the "Summary Risk Factors" section of the Prospectus Summary discloses the risks associated with conflicts of interest. We believe that a more expansive description of each conflict of interest would be more appropriate for the section under the caption "Prospectus Summary -- Conflicts of Interest," and have revised this section in response to the Staff's comment. In addition, inclusion of the expanded disclosure in the Summary Risk Factors section would also be needlessly repetitive with the revised Conflicts of Interest section.

Our Advisor, page 2

17. COMMENT: We note that Wells Capital is your advisor. Please expand your disclosure to briefly describe the advisory agreement and disclose that the agreement was not negotiated at arm's-length and, accordingly, you may pay more for such services.

         RESPONSE: The disclosure on page 1 of the Prospectus in the above-referenced section has been revised in response to the Staff's comment to disclose the contract between the Issuer and Wells Capital, Inc. In addition, the compensation payable to the advisor pursuant to this contract is disclosed in the Prospectus on pages 5-7, under the caption "Prospectus Summary -- Compensation of the Advisor and its Affiliates." We believe that any further detailed description of the advisory agreement in the Prospectus Summary would detract from a clear and concise presentation of the summary disclosure. Please note, however, that a detailed presentation of the advisory agreement is contained on pages 43-44 of the Prospectus, under the caption "Management --The Advisory Agreement." In addition, we believe that the requested disclosure regarding the lack of an arm's-length negotiation is appropriately included among the risk factors rather than in the Prospectus Summary. Consequently, we have added disclosure to the Prospectus in response to the Staff's comment on page 20, under the caption "Risk Factors -- Risks Related to Conflicts of Interest -- The fees we pay Wells Capital under the advisory agreement and the amounts payable to Wells Capital under the Wells Timber OP partnership agreement were not determined on an arm's-length basis and therefore may not be on the same terms as those we could negotiate with a third-party."

Conflicts of Interest, page 2

18. COMMENT: We note that all of your officers and two of your directors will face these conflicts of interest. Please expand your disclosure in this section and on page 51 to identify these individuals and briefly describe their affiliation with Wells Capital.

         RESPONSE: The disclosure on page 3 of the Prospectus in the above-referenced section (naming the directors affiliated with Wells Capital) and on page 53 under the caption "Conflicts of Interest -- Fiduciary Duties Owed by Some of Our Affiliates to Our Advisor and our Advisor's Affiliates" (including a cross-reference to "Management -- Executive Officers and Directors") has been revised in response to the Staff's comment. We believe that repeating in the summary the information presented in the

Ms. Karen J. Garnett
January 27, 2006
Page 10


"Management" section would make the summary "Conflicts of Interest" less clear, concise and easily understood by investors because of the amount of detailed information that would be added and that expanding the disclosure on page 53 beyond the addition of a cross-reference would be unduly redundant of prior disclosure. Please note that detailed information concerning the identities of the Issuer's executive officers and directors is disclosed in the Prospectus on pages 36-38, under the caption "Management -- Executive Officers and Directors."

Compensation of the Advisor and its Affiliates, page 4

19. COMMENT: We note your statement on the top of page 51 that the advisory fees paid to Wells Capital will be paid irrespective of the quality of its services. Please expand your disclosure in this section and on page 44 to clearly state in this section that the fees payable during the operational stage are not related to your performance.

         RESPONSE: Please see the following sections of the Prospectus, which have been revised to include disclosure that fees payable during the Issuer's operational stage are not related to the Issuer's performance:

         - on page 2, under the caption "Prospectus Summary -- Summary Risk Factors," and

         - on page 19, under the caption "Risk Factors -- Risk Related to Conflicts of Interest -- Wells Capital and its affiliates, including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements with us and other Wells-sponsored programs, which could result in actions that are not in the long-term best interests of our stockholders. The amounts payable to Wells Capital upon termination of the advisory agreement may also influence decisions about terminating Wells Capital or our acquisition or disposition and investments."

However, we believe that the placement of this disclosure in the compensation tables would detract from the clear presentation of the specific terms and conditions of the fees and expenses that the Issuer will pay, and that the "Summary Risk Factors" and "Risk Factors" sections are more prominent and appropriate locations for the disclosure.

20. COMMENT: We note that the monthly asset management fees will equal to one-twelfth of 1.25% of the cost of investments. Please expand your disclosure in this section and on page 44 to clarify what you mean by "cost."

         RESPONSE: We believe that expanding the disclosure in the Prospectus Summary compensation table to include a definition of "cost" would be inappropriate in this section because it would require lengthy, detailed disclosure to adequately describe the determination of the amount of the asset management fee and would result in an unnecessary repetition of existing prospectus disclosure. The "Compensation of the Advisor and its Affiliates" section of the Prospectus Summary is intended to provide summary disclosure concerning the compensation

Ms. Karen J. Garnett
January 27, 2006
Page 11


arrangements between the Issuer and its advisor and the advisor's affiliates and contains a cross-reference to the "Management Compensation" section for more details. Since the detailed definition of "cost" is already provided in the "Management Compensation" section by reference on page 46 to footnote 4 on page 48, its inclusion in the summary would be duplicative.

The Timber Manager, page 7

21. COMMENT: Please revise to state whether your advisor may purchase timber properties before it engages a timber management company. Disclose whether your advisor is under any obligation to engage a timber management company. Provide conforming disclosure in the related risk factor on page 16.

         RESPONSE: The advisor is required to engage a timber manager pursuant to Section 3 of the Advisory Agreement, Exhibit 10.1 to the Registration Statement, and intends to do so prior to the commencement of the offering. The disclosure on page 7 of the Prospectus in the above-referenced section and on page 16 under the risk factor captioned "Our advisor has very limited experience acquiring, owning and managing timberland," will be revised in a future pre-effective amendment to the Registration Statement to disclose that Wells Capital, Inc. has engaged the services of an experienced timber manager to manage the acquisition, management and disposition of timberland for the Issuer.

Sources of Income, page 7

22. COMMENT: Please expand your disclosure to discuss the portion of your revenue that you intend to generate from each listed source.

         RESPONSE: The disclosure on page 7 of the Prospectus in the above-referenced section has been revised in response to the Staff's comment to inform prospective investors that the Issuer intends to generate income primarily through supply agreements and the open market sales of timber. Any attempt to apportion the revenue that the Issuer intends to generate from each listed source beyond the Issuer's expectation that the primary source of revenue would be supply agreements and open market sales would be speculative at this time because (1) the Issuer does not have properties to assess the performance of the listed sources, (2) the Issuer has not identified any properties for acquisition and does not know when it will do so, and (3) the geographic location of the properties to be acquired and the maturity and species of the trees on the properties to be acquired is uncertain and will determine the amount of revenue generated by each listed source.

Our Corporate Structure, page 7

23. COMMENT: We note that Wells Capital owns all the special units in Wells Timber OP. Please expand your disclosure to briefly describe the characteristics of these special units, including any the cash distributions to which Wells Capital may be entitled so long as they hold

Ms. Karen J. Garnett
January 27, 2006
Page 12


them and any payments associated with their redemption. In addition, quantify how many special units Wells Capital holds.

         RESPONSE: The disclosure on page 2 of the Prospectus in the above-referenced section has been revised in response to the Staff's comment to note that the Issuer owns 100 special units representing 100% of Wells Timber OP's special units and to disclose the types of distributions to which the holder of special units may be entitled. Please note that the characteristics of the special units are also disclosed in the Prospectus:

         - on pages 5 and 6, under the caption "Prospectus Summary -- Compensation of the Advisor and its Affiliates,"

         - on page 44, under the caption "Management -- Initial Investment by Our Advisor,"

         - on pages 46-50 and footnotes 7 and 8, under the caption "Management Compensation," and

         - on pages 111-112, under the caption "The Operating Partnership Agreement -- General, and -- Distributions and Allocations of Profits and Losses."

24. COMMENT: We note your disclosure on page 31 that you intend to conduct a portion of your business activities through one or more TRSs. Please expand your disclosure to provide an organization chart with your operating partnership, any TRSs and your advisor. Please provide all ownership percentages.

         RESPONSE: The organizational chart on page 3 of the Prospectus has been revised in response to the Staff's comment.

25. COMMENT: Please disclose in the summary and in a separate risk factor the consequences arising from the fact that the net income of your TRSs will not be not subject to the REIT 90% distribution requirement, and thus may be retained by these TRSs at their discretion.

         RESPONSE: The Issuer believes that the fact that the net income of the Issuer's TRS will not be subject to the REIT 90% distribution requirement is not one of the most significant risks associated with an investment in the shares and, therefore, the inclusion of the risk related to the fact that the net income of the Issuer's TRS will not be subject to the REIT 90% distribution requirement would not be appropriate for the "Summary Risk Factors" section of the Prospectus Summary or merit presentation as a separate risk factor. The Issuer does not currently anticipate that a substantial portion, if any, of its income will be derived from income earned by one or more TRSs. As a result, disclosure on page 31 of the Prospectus, under the risk factor "[T]he extent of our use of taxable REIT subsidiaries may affect the value of our common stock relative to the share price of other REITs," has been revised (i) to replace the statement that the Issuer "intends" to conduct a portion of its business activities through one or more TRSs with "expects" to do so, and (ii) to highlight the risk noted in the Staff's comment.

Ms. Karen J. Garnett
January 27, 2006
Page 13


26.      COMMENT: Please provide your website address, if available.

         RESPONSE: The Issuer has no current plans to maintain its own website. The Issuer will host its information on www.wellsref.com, which is the website of Wells Real Estate Funds, Inc., an affiliate of the Issuer's advisor. This website is disclosed in the Prospectus on page 14, under the captions "Questions and Answers About the Offering -- Will I be notified of how the company and my investment are performing?" and "Questions and Answers About the Offering -- Who can help answer my questions?"

27. COMMENT: Please disclose the percentage of outstanding securities that the shares you are registering represent.

         RESPONSE: The disclosure on page 9 of the Prospectus, under the caption "Questions and Answers About the Offering -- What kind of offering is this?" has been revised in response to the Staff's comment.

Questions and Answers About the Offering, page 9
What is a REIT? - page 9

28. COMMENT: We note your statement that REITs are subject to numerous organization and operational requirements. Please expand your disclosure to briefly describe these requirements, including the asset and income limitations imposed on REITs and TRSs.

         RESPONSE: We believe that an expansion of these REIT qualification requirements would hinder the clear and concise presentation of the summary information required by the section captioned "Questions and Answers About the Offering." Providing more expansive disclosure in this section would limit an investor's ability to easily understand the disclosure and the section's focus on the very basic description of the nature of REITs. Please note however, that the numerous organizational and operational requirements related to REIT qualification and maintenance are described in detail on pages 30-32, under the risk factors captioned "Federal Income Tax Risks," and on pages 77-93, under the caption "Federal Income Tax Considerations."

Risk Factors, page 15

29.      COMMENT: We note your statement in the introductory paragraph that:
"The risks and uncertainties described below are not the only ones we face, but do represent those risks and uncertainties that we believe are material to our business, operating results, prospectus and financial condition. Additional risks and uncertainties not presently known to us or that we currently deem immaterial might also harm our business." Please revise to clarify that all material risks are presented in this section. It is not appropriate to indicate that additional risk factors not included in the prospectus exist or that existing risks that management deem to be

Ms. Karen J. Garnett
January 27, 2006
Page 14


immaterial may, at a later date, be material. All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced.

         RESPONSE: The disclosure on page 15 of the Prospectus, under the caption "Risk Factors," has been revised in response to the Staff's comment.

30. COMMENT: Please avoid using phrases such as "material adverse effect," "adverse effect," "materially adversely affect" or "adversely impact" when describing the risks' effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operation would be affected.

         RESPONSE: The disclosure throughout the Prospectus has been revised in response to the Staff's comment.

31. COMMENT: Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

         - "We do not intend to obtain insurance on the timberland properties we acquire," page 25

         - "The timberland properties we acquire are subject to federal and state environmental regulations," page 25

         - "We are likely to incur mortgage and other indebtedness, which may increase our business risks," page 28

         Please revise throughout to identify briefly in your captions the specific risks to you that result from the facts or uncertainties. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

         RESPONSE: The risk factor subheadings throughout the "Risk Factor" section of the Prospectus have been revised in response to the Staff's comment.

Risks Related to Investing in this Offering, page 15

Our advisor does not have any substantial experience..., page 16

32. COMMENT: Please revise your disclosure in the heading and this risk factor to clarify, if true, that Wells Capital does not have any experience acquiring, owning or managing timberland properties.

Ms. Karen J. Garnett
January 27, 2006
Page 15


         RESPONSE: The Issuer's advisor, Wells Capital, Inc., and Leo Wells, III, one of the Issuer's promoters, has had no substantial experience acquiring, owning and managing timberland properties. Mr. Wells has, however, twice been involved with the acquisition of timberland properties totaling approximately 2,000 acres. Consequently, the disclosure in the heading and body of this risk factor has been revised to reflect the fact that the Issuer and its advisor have very limited experience with timberland investments.

If we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us will fluctuate with the performance of specific properties we acquire, page 16

33. COMMENT: We note your disclosure that if you raise substantially less than the maximum offering proceeds you may not be able to invest in a diverse portfolio of properties. Please expand your disclosure to clarify, if true, that the minimum offering of $2,000,000 would not be sufficient to achieve a diverse portfolio and quantify the amount that you would need to achieve such a portfolio.

         RESPONSE: The disclosure on page 16 of the Prospectus under the above-referenced risk factor has been revised in response to the Staff's comment to disclose that the $2,000,000 offering amount would be insufficient for the Issuer to acquire a diversified portfolio. Please note, however, that it is not possible to quantify the actual amount that the Issuer would need to achieve a diversified portfolio because such diversification depends on (1) the number and size of the properties, (2) the geographic location of the properties, (3) the species and maturity of the timber on the properties and (4) market demand for the various types of timber. The impact that these factors will have on the Issuer's portfolio is not currently ascertainable because the Issuer does not currently own and has not yet identified any timberland properties for acquisition.

Our cash dividends are not guaranteed and may fluctuate, page 17

34. COMMENT: We note your disclosure that you do not believe that the Internal Revenue Code will require you to distribute any material amounts of cash to maintain your REIT status. Please revise to provide a separate risk factor that discusses the risk to investors that you are not required to distribute net capital gains. In addition, please remove the mitigating language regarding your intent to pay regular cash distributions to be determined by your board of directors.

         RESPONSE: A separate risk factor has been provided on page 17 of the Prospectus in response to the Staff's comment. In addition, the disclosure on page 17 of the Prospectus under the above-referenced risk factor has been revised in response to the Staff's comment.

Ms. Karen J. Garnett
January 27, 2006
Page 16


Risks Related to Conflicts of Interest, page 18

Wells Capital, its affiliates and our officers will face competing demands..., page 18

35. COMMENT: We note that Wells Capital and its affiliates, including your officers, have interests in other Wells programs and engage in other business activities. Please expand your disclosure to briefly describe the other Wells business activities.

         RESPONSE: The disclosure on page 18 of the Prospectus under the above-referenced risk factor has been revised in response to the Staff's comment.

Our officers and some of our directors face conflicts of interest..., page 18

36. COMMENT: We note that your executive officers and some of your directors are also officers and directors of your advisor, your dealer manager and other affiliated entities. Please expand your disclosure to identify each individual executive officer and director and identify any other position held by such individual.

         RESPONSE: The disclosure on page 19 of the Prospectus under the above-referenced risk factor has been revised in response to the Staff's comment to include a cross-reference to the information beginning on page 35 under the caption "Management," which provides detailed disclosure concerning the Issuer's executive officers and directors and the position held by each individual with affiliated entities.

Risks Related to This Offering and Our Corporate Structure, page 19

You will have limited control over changes in our policies and operations..., page 20

37. COMMENT: We note that, under Maryland General Corporation Law and your charter, your stockholders will have a right to vote only on limited matters. Please expand your disclosure to briefly describe these limited matters.

         RESPONSE: The disclosure in the Prospectus on page 21 of the Prospectus under the above-referenced risk factor has been revised in response to the Staff's comment to add a cross-reference to the disclosure under the caption "Description of Shares -- Meetings and Special Voting Requirements." We believe that the inclusion of the requested information in the risk factor would be contrary to the intent of Rule 421(b) and the guidance of the Disclosure Release because (1) it would obscure the disclosure concerning the risk with a presentation of details peripheral to the risk, and (2) it would needlessly repeat information already clearly set forth in a later section of the Prospectus.

Ms. Karen J. Garnett
January 27, 2006
Page 17


Risks Related to Investments in Timberland, page 23

Following the acquisition of timberland properties, a substantial amount..., page 23

38. COMMENT: We note that you expect to receive a substantial amount of your revenue from the sale of your timber. Please quantify this amount as a percentage.

         RESPONSE: It is not possible for the Issuer to quantify with a reasonable degree of certainty the amount of anticipated future revenue from the sale of timber. Any such estimate would be speculative and misleading because
(1) the Issuer has not yet identified any specific timberland for acquisition and (2) constantly changing market conditions will impact the most valuable use of the Issuer's timberland after it is acquired. Please note, however, that the disclosure in the Prospectus on page 23 in the above-referenced risk factor has been revised in response to the Staff's comment to note that the Issuer expects its revenues to be derived primarily from the sale of timber.

The forest products industry and the market for timberland properties..., page
25

39. COMMENT: We note your statement that many of your competitors, both domestic and international, have substantially greater financial and operating resources, are better able to absorb the risks of timberland investing and own more timberland than you do. Please clarify that you are a recently formed company with limited resources and that you currently own no timberland.

         RESPONSE: The disclosure on page 25 of the Prospectus under the above-referenced risk factor has been revised in response to the Staff's comment.

Harvesting our timber may be subject to limitations..., page 25

40. COMMENT: We note your statement that access to your timberlands could be negatively impacted by a variety of other factors. Please expand your disclosure to briefly describe these other factors.

         RESPONSE: The disclosure on page 26 of the Prospectus under the risk factor captioned "[H]arvesting our timber may be subject to limitations which could impair our ability to receive income and make distributions from stockholders" has been revised to remove the above-referenced statement.

Management, page 34

41. COMMENT: We note that, prior to effectiveness, you will have a five-member board of directors and that you will have three independent directors. Please update your disclosure accordingly, including committee membership and identify the current members of your board.

Ms. Karen J. Garnett
January 27, 2006
Page 18


         RESPONSE: Prior to effectiveness, the Issuer will update the disclosure in the Prospectus beginning on page 35 under the caption "Management," to provide information concerning its three independent directors and the composition of all board committees, which are required by the Issuer's Articles of Amendment and Restatement (the "Charter") to be comprised of a majority of independent directors. Please see the disclosure in the Prospectus beginning on page 36, under the caption "Management -- Executive Officers and Directors," for information concerning the current members of the Issuer's board of directors and certain persons who have agreed to serve as directors.

42. COMMENT: With respect to your independent directors, we note your statement on page 34 that serving as a director of, or having an ownership interest in, another Wells-sponsored program, will, by itself, not preclude independent director status. Please tell us what criteria you will use to determine the independence of directors and how a director of Wells Timber REIT, who serves as a director or has an ownership interest in another Wells-sponsored entity, could be considered independent.

         RESPONSE: The Issuer uses the criteria set forth in Section I.B.14 of the North American Securities Administrators Association Statement of Policy Regarding Real Estate Investment Trusts (the "NASAA Guidelines") to determine the independence of its independent directors. These criteria are also contained in the Issuer's Charter, under the caption "Article IV -- Definitions -- Independent Director," which provides as follows:

         "The term Independent Director shall mean a Director who is not on the date of determination, and within the last two years from the date of determination has not been, directly or indirectly associated with the Sponsor or the Advisor by virtue of (i) ownership of an interest in the Sponsor, the Advisor or any of their Affiliates, other than the Corporation, (ii) employment by the Sponsor, the Advisor or any of their Affiliates, (iii) service as an officer or director of the Sponsor, the Advisor or any of their Affiliates, other than as a Director of the Corporation, (iv) performance of services, other than as a Director, for the Corporation, (v) service as a director or trustee of more than three real estate investment trusts organized by the Sponsor or advised by the Advisor, or (vi) maintenance of a material business or professional relationship with the Sponsor, the Advisor or any of their Affiliates. A business or professional relationship is considered material if the aggregate gross revenue derived by the Director from the Sponsor, the Advisor and their Affiliates exceeds five percent of either the Director's annual gross revenue during either of the last two years or the Director's net worth on a fair market value basis. An indirect association with the Sponsor or the Advisor shall include circumstances in which a Director's spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law is or has been associated with the Sponsor, the Advisor, any of their Affiliates or the Corporation."

Ms. Karen J. Garnett
January 27, 2006
Page 19


Pursuant to the NASAA Guidelines and the Charter, none of the Issuer's independent directors will serve on the boards of more than three real estate investment trusts organized by the Issuer's sponsor, Wells Capital, Inc., and none will have served on more than three such boards within the last two years.

43. COMMENT: We note that your directors and officers are not required to devote all of their time to your business and are only required to devote the time to your affairs as their duties may require. Please expand your disclosure in this section and the risk factor on page 18 to quantify the amount of time your executive officers will devote to you.

         RESPONSE: Any attempt to quantify the amount of time the Issuer's executive officers will devote to the Issuer would be highly speculative since the actual amount of time required by the Issuer is entirely contingent upon (1) the amount of the offering that is sold, (2) the size and other specific conditions of the Issuer's portfolio of acquired timberland properties, and (3) other future industry and market conditions that cannot be predicted at this time. However, the Issuer's officers and directors understand and agree that they will need to devote the time to the Issuer's affairs as will be required by their fiduciary duties and the business realities that may develop.

Executive Officers and Directors, page 35

44. COMMENT: We note your disclosure regarding the business experience of your officers and directors and the officers and directors of Wells Capital over the past 30 years. Please revise your disclosure in this section and on pages 40 and 41 to provide the dates that these officers and directors have held their current positions and any positions held during the past five years. See Item 401(a)(4) of Regulation S-K.

         RESPONSE: Pursuant to the requirements of Item 401(a)(4) of Regulation S-K, the disclosure on pages 36-38, 42-43 and 45 of the Prospectus has been revised in response to the Staff's comment.

2005 Long-Term Incentive Plan, page 37

45. COMMENT: We note that the incentive plan is intended to attract and retain qualified independent directors, employees, advisors and consultants considered essential to your long-range success. We further note your disclosure that you have no employees. Please expand your disclosure to clarify when you expect to hire employees.

         RESPONSE: The disclosure on page 39 of the Prospectus in the above-referenced section has been revised in response to the Staff's comment.

Ms. Karen J. Garnett
January 27, 2006
Page 20


The Advisory Agreement, page 41

46. COMMENT: We note your disclosure on page 42 that either party may terminate the advisory agreement without penalty upon 60 days' written notice. We further note the disclosure in the notes to the financial statements on page F-8 regarding fees to be paid upon termination of the advisory agreement. Please revise your disclosure in this section and throughout the prospectus to include a discussion of these fees and any fees associated with the special units to be paid upon termination of the advisory agreement.

         RESPONSE: The disclosure in the Prospectus in the second paragraph on page F-8, under note 4 to the consolidated balance sheet captioned "Related-Party Transactions -- Advisory Agreement," has been revised in response to the Staff's comment. In addition, please see the following disclosures in the Prospectus concerning the special units:

         - on page 2, under the caption "Prospectus Summary -- Our Corporate Structure,"

         - on pages 5-7, under the caption "Prospectus Summary -- Compensation of the Advisor and its Affiliates,"

         - on pages 20-23, under the caption "Risk Factors -- Risks Related to Our Corporate Structure,"

         -        on pages 46-48, under the caption "Management Compensation,"

         - on pages 111-112, under the caption "The Operating Partnership Agreement -- Distributions and Allocations of Profits and Losses," and

         - on pages F-8-F-10, under note 5 to the consolidated balance sheet captioned "Special Units."

Conflicts of Interest, page 49

47. COMMENT: We note that Wells Capital and its affiliates will receive substantial fees from you. Please expand your disclosure to clarify that a substantial portion of these fees will be derived directly from the offering proceeds and will be paid regardless of your performance. In addition, please expand your disclosure to describe the special units of Wells Timber OP and any payments associated with these units.

         RESPONSE: The disclosure on pages 53 of the Prospectus under the caption "Conflicts of Interest -- Receipt of Fees and Other Compensation by Wells Capital and its Affiliates," has been revised in response to the Staff's comment. Please note, however, that it would be speculative to claim that a substantial portion of the fees will be derived directly from the offering proceeds because if the Issuer's investments perform successfully, then fees paid by the Issuer will come largely out of the income and appreciation generated by the investments and not the offering

Ms. Karen J. Garnett
January 27, 2006
Page 21


proceeds. Consequently, whether the fees are paid substantially out of offering proceeds or income generated by the Issuer's investments is a function of the Issuer's success in acquiring, owning, managing and selling timberland and such success cannot be predicted at this time. In addition, please see our response to comment 46 above for the locations in the Prospectus where the special units and associated payments are described.

Industry Overview, page 55

48. COMMENT: We note your disclosure on page 55 relating to timber prices and your disclosure on page 57 relating to certain favorable market conditions and trends in the timber industry. Please provide us with support for these statements. In addition, we note your reference to An Analysis of the Timber Situation in the United States: 1952-2050 and a study by Washburn & Binkley on page 57. Please provide us copies of these materials. Clearly mark the portion of these materials that you refer to in your disclosure.

         RESPONSE: We have enclosed the requested materials with the courtesy copies of this letter provided to the Staff, clearly marked to show the portions referred to in the disclosure.

Business and Policies, page 59

49. COMMENT: We note your statement: "As a timberland investment company that is independent from integrated forest and paper products companies, we believe that we will be able to acquire large tracts of timberland, utilize experienced timber managers, benefit from economies of scale and establish ourselves as a preferred provider of timber to numerous end-users." We further note that you believe that you can build a diversified portfolio of timberland that generates an attractive risk-adjusted return and sustained cash flows over the long-term for your investors. Please expand your disclosure to provide the basis for your beliefs in light of the fact that you are a recently formed company with no experience investing in timberlands. We note that you have not retained a timber manager and have identified no timberlands for purchase. In addition, explain what you mean by "risk-adjusted return" and briefly describe the sources for your "sustained cash flows."

         RESPONSE: The disclosure on page 62 of the Prospectus, in the second paragraph under the caption "Business and Policies," has been revised in response to the Staff's comment to delete the sentence that states that the Issuer can "build a diversified portfolio of timberland that generates an attractive risk-adjusted return and sustained cash flows" As noted in response to Comment 23 above, the advisor intends to select a timber manager prior to the commencement of the offering. The Issuer will disclose the timber manager's identity and qualifications in a future pre-effective amendment to the Registration Statement.

50. COMMENT: We note that your portfolio investment strategy includes using targeted levels of leverage to increase your ability to acquire timberlands. Please expand your disclosure to quantify these targeted levels.

Ms. Karen J. Garnett
January 27, 2006
Page 22


         RESPONSE: Please see the disclosure on page 65 of the Prospectus, under the caption "Business and Policies -- Borrowing Policies," for a discussion of the Issuer's use of leverage to increase its ability to acquire timberlands. In particular, please note the last sentence of the second paragraph of that section which states "[w]e currently anticipate that after we have raised at least $500 million of gross offering proceeds, our overall leverage will not exceed 30% of the fair market value of our assets." It is not currently possible to provide more definite amounts for the targeted levels than the foregoing because the targeted levels are dependent on a variety of future circumstances including, (1) the amount of the offering sold, (2) the speed with which the Issuer raises funds during the offering period, (3) prevailing market conditions for timberland properties, (4) the size and speed with which the Issuer acquires its portfolio of properties, (5) the availability of financing on favorable terms, and (6) the performance of the Issuer's portfolio of properties.

51. COMMENT: We note you may acquire ancillary businesses as necessary to maximize the value of your portfolio. Please expand your disclosure to describe what you mean by "acquire ancillary businesses" and provide examples as appropriate.

         RESPONSE: Please note that the disclosure in the Prospectus on page 63, under the caption "Business and Policies -- Investment Strategy," has been revised to delete reference to the acquisition of ancillary businesses to maximize the value of the Issuer's portfolio.

Plan of Operation, page 65

52. COMMENT: We note that after the minimum subscription of $2 million is achieved, subscription proceeds will be released to you. Please expand your disclosure to describe how you intend to operate your business using only a small percentage of maximum offering. Please discuss how this would impact your operations and investment opportunities.

         RESPONSE: We believe that significantly expanding this disclosure is unnecessary because if the Issuer receives smaller subscriptions, then the Issuer will not operate its business in any substantively different way, but will merely make smaller investments. Also, the Issuer believes that even if it raises offering proceeds not substantially greater than the required $2,000,000 offering, its operations will not be adversely impacted because the Issuer will be able to benefit from the full range of its advisor's expertise, and its total fees and expenses will not disproportionately affect the Issuer's ability to operate regardless of the amount of capital that it raises in the offering. As an externally managed REIT, the Issuer is contractually bound to pay a fee to, and reimburse certain of the expenses of, its advisor in exchange for management services (the Issuer does not have any of its own employees). However, the fees payable to Wells Capital and its affiliates are based on a percentage of gross offering proceeds or a percentage of the cost of investments acquired by the Issuer, which results in a fee structure that diminishes as the amount of proceeds raised deviates from the maximum offering. Wells Capital will incur all organization and offering expenses as well as ongoing operating expenses on behalf of the

Ms. Karen J. Garnett
January 27, 2006
Page 23


Issuer. The amount of such expenses that the Issuer will be required to reimburse to Wells Capital are capped so that they do not disproportionately impact the operations of the Issuer in the event that only a small percentage of the maximum offering is raised. Specifically, the reimbursement of organization and offering expense is limited to 1.2% of the gross offering proceeds, and the reimbursement of ongoing operating expenses is generally limited to the greater of 2% of the Issuer's average invested assets or 25% of its net income. In addition, the team of professionals managing the Issuer's operations will not diminish in size, expertise or ability to furnish services, even if the Issuer does not raise more than the $2,000,000 minimum offering amount. Wells Capital is a fully-staffed advisory firm which, by virtue of providing advisory services to other entities, is able to retain personnel required to perform these services for the Issuer and other programs, regardless of the dollar amount raised by the Issuer. The fee structure is disclosed in the sections captioned "Prospectus Summary -- Compensation of the Advisor and its Affiliates" and "Management Compensation." However, the disclosure on page 69 under the caption "Plan of Operation" has been revised to cross-reference the risk factor on page 16, captioned, "If we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us will fluctuate with the performance of the specific properties we acquire."

         If the Issuer does not raise substantially more than $2,000,000 in the offering, it may not be able to take advantage of sufficient investment opportunities for it to acquire a diversified portfolio. This potential risk is disclosed to investors in the risk factor referenced above. Nevertheless, the Issuer believes that its ability to meet its investment objectives will not be significantly adversely impacted if it fails to raise funds in the offering sufficient to acquire a diverse portfolio of timberland properties, since it will seek to acquire the same types of income-producing timberland properties which will provide opportunity for appreciation in value.

Prior Performance, page 69

Overview, page 69

53. COMMENT: Please provide a summary of the acquisitions made by Wells-sponsored programs in the three most recent years, including the type, location and method of financing. See Item 8.A.4 of Guide 5.

         RESPONSE: Please note that we have substantially revised the section in the Prospectus captioned "Prior Performance Summary" to more clearly present the information required by Item 8 of Industry Guide 5. The disclosure beginning on page 76 of the Prospectus, under the caption "Prior Performance Summary -- Summary of Recent Acquisitions by Wells Prior Programs" has been added in response to the Staff's comment.

54. COMMENT: Please tell us why you have provided information about the offering by Wells Real Estate Fund XIV, L.P. rather than a summary of all eight publicly registered limited partnerships. In addition, with respect to the disclosure on page 73, please include the net proceeds for each offering.

Ms. Karen J. Garnett
January 27, 2006
Page 24


         RESPONSE: The disclosure beginning on page 73 of the Prospectus, under the caption "Prior Performance Summary," has been revised in response to the Staff's comment.

55. COMMENT: We note your disclosure on page 70 that Wells Development intends to form a series of limited liability companies. Please expand your disclosure to clarify how Wells Development is affiliated with Wells Capital.

         RESPONSE: The disclosure on page 75 of the Prospectus, under the caption "Prior Performance Summary -- Prior Private Programs," has been revised in response to the Staff's comment.

56. COMMENT: Please provide the aggregate number of private Wells-sponsored programs.

         RESPONSE: The disclosure beginning on page 75 of the Prospectus, under the caption "Prior Performance Summary -- Prior Private Programs," has been revised in response to the Staff's comment.

Publicly Offered Unspecified Real Estate Programs, page 70

57. COMMENT: We note your disclosure at the bottom of page 70 that Wells-sponsored programs have occasionally been adversely affected by the cyclical nature of the real estate market. Please expand your disclosure to explain in more detail how these programs have been adversely affected, for example have they lost money or produced a negative rate of return for investors. In addition, please provide a cross reference to the information concerning these developments in Table III of the prior performance tables.

         RESPONSE: The disclosure in the Prospectus on page 75, under the caption "Prior Performance Summary -- Adverse Business Developments or Conditions" has been revised in response to the Staff's comment.

58. COMMENT: We note your disclosure that all of the properties purchased in which a Wells public partnership owned any interest were purchased without borrowing any additional funds and that Table IV gives additional information relating to the mortgage financing. Please expand your disclosure to clarify, if true, that certain properties were purchased subject to existing mortgages and that the relevant Wells public partnership assumed its share of the debt.

         RESPONSE: The disclosure in the Prospectus on page 74, under the caption "Prior Performance Summary -- Prior Public Programs," has been revised in response to the Staff's comment.

Ms. Karen J. Garnett
January 27, 2006
Page 25


59. COMMENT: We note the summary of information regarding the performance of Wells' publicly sponsored programs during the past 10 years and that each entity "owned interests" in certain properties. For each chart, please provide the ownership percentage of each property if the Wells' entity owned less than 100% of the property. If the other interests in the property were held by an affiliate, please provide that information in a footnote.

         RESPONSE: As noted above, this Section has been revised substantially and the above-referenced charts have been deleted.

60. COMMENT: We note that you have included a summary of selected financial data of Wells REIT I and Wells REIT II, on pages 79 and 83, respectively. This information is not appropriate for the prior performance summary. Please revise to direct investors to the more complete financial information provided in Table
III. In addition, please include Table III disclosure for Wells REIT II or tell us why it is not appropriate.

         RESPONSE: The selected financial data of Wells REIT I and Wells REIT II has been deleted in response to the Staff's comment. In addition, we have included cross-references to Table III under "Prior Performance Summary -- Prior Public Programs" and "Prior Performance Summary -- Adverse Business Developments or Conditions." Finally, we have included the requested Table III disclosure for Wells REIT II in response to the Staff's comment.

Federal Income Tax Considerations, page 85

61. COMMENT: Please revise the disclosure prior to effectiveness to reflect that you have received the opinion of Allston Bird LLP rather than stating that you expect to receive the opinion. Provide conforming changes in the risk factor on page 29.

         RESPONSE: The disclosure on page 77 of the Prospectus, under the caption "Federal Income Tax Considerations -- Federal Income Taxation of the Company," and on page 30, under the risk factor captioned "Failure to qualify as a REIT would reduce our net income and cash available for distributions," have been revised in response to the Staff's comment.

Dividends, page 109

62. COMMENT: Refer to the next-to-last paragraph in this section. Please disclose that distributions paid from borrowings or sources other than cash from operations will constitute a return of capital, which will have the effect of reducing the shareholder's basis in your stock.

         RESPONSE: The disclosure in the Prospectus on page 102 in the next to last paragraph under the caption "Description of Shares -- Distributions," has been revised in response to Staff's comment.

Ms. Karen J. Garnett
January 27, 2006
Page 26


Plan of Distribution, page 124

63. COMMENT: We note that your officers and directors and directors, officers and employees of Wells Capital or its affiliates may purchase shares in this offering for $9.12 per share. Please expand your disclosure to discuss how many shares will be offered at this price. Also, please clarify whether their purchases will count toward the minimum needed to break escrow.

         RESPONSE: The disclosure in the Prospectus on page 118 in the above-referenced section has been revised in response to the Staff's comment.

64. COMMENT: We note your risk factor stating that the offering price was not established on an independent basis. Please revise this section to include the information required by Item 505 of Regulation S-K.

         RESPONSE: The disclosure in the Prospectus on page 116 under the caption "Plan of Distribution -- General," has been revised in response to the Staff's comment.

Prior Performance Tables, page F-11

65. COMMENT: Please include a discussion of the factors considered in determining which previous programs had "similar investment objectives" to those of Wells Timber REIT.

         RESPONSE: The disclosure in the first paragraph on page F-11, under the caption "Prior Performance Tables," notes that Issuer considered the following factors in determining which previous programs had similar investment objectives to the Issuer's:

         - the provision of current income to the stockholders through the payment of cash dividends,

         - the preservation and return of capital contributions to such stockholders, and

         - the realization of growth in the value of the properties acquired upon the ultimate sale of such properties.

The disclosure on page F-11 also notes that none of the prior programs have invested in timberland.

Table I, page F-12

66. COMMENT: Please include in the narrative section preceding this table the investment objectives of the programs included in this table.

         RESPONSE: The disclosure on page F-12 of the Prospectus in the narrative section preceding Table I has been revised in response to the Staff's comment.

Ms. Karen J. Garnett
January 27, 2006
Page 27


67. COMMENT: Please include a line item for "dollar amount offered," which should be the maximum amount registered in the prior public offering.

         RESPONSE: The disclosure on page F-12 of the Prospectus in Table 1 has been revised in response to the Staff's comment.

68. COMMENT: We note the line item for "underwriting fees." Please revise your disclosure to clarify whether these amounts include selling commissions and discounts.

         RESPONSE: The disclosure on page F-12 of the Prospectus, in Table I has been revised in response to the Staff's comment.

Table III, Well Real Estate Investment Trust. Inc., page F-20

69. COMMENT: Please present the table line items related to cash distributions to investors as was done in the tables on pages F-I6 and F-18.

         RESPONSE: The disclosure on pages F-22 of the Prospectus in Table III for Wells REIT I has been revised in response to the Staff's comment.

Part II.  Information Not Required in Prospectus

Table IV, page 11-6

70. COMMENT: Please include a line item in the table for "other cash expenditures expensed" or advise.

         RESPONSE: We have not included a line item in the above-referenced table for "other cash expenditures expensed" because all costs incurred that were directly related to property acquisitions have been capitalized.

Exhibits

71. COMMENT: We note the legal opinion filed as Exhibit 5. In particular, we note the statements in paragraphs (2) and (3) of the opinion that "(assuming that, upon issuance, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter)." Please note that counsel should not include broad assumptions that are readily ascertainable. Please revise or advise.

         RESPONSE: Please note that the assumption in paragraphs (2) and (3) of the opinion does not relate to matters that are readily ascertainable. While the number of shares available for

Ms. Karen J. Garnett
January 27, 2006
Page 28


issuance under the Issuer's charter is currently a readily ascertainable fact, the number of shares that will be available in the future could differ. The shares of common stock to be issued in the primary offering will not be issued in a single closing on or around the date of the opinion, as in a "firm commitment" underwriting, but rather, due to the "best efforts" nature of the offering the common stock issued in the offering, will be issued over a two-year period from the commencement of the offering. Likewise, the shares of common stock to be issued under the distribution reinvestment plan will be issued in response to investor demand (which is not determinable at this time) over a significant period of time. Consequently, the opinion speaks to the validity of the shares "when issued" not to the validity of the shares "if issued as of the date of the opinion."

Ms. Karen J. Garnett
January 27, 2006
Page 29


         We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

                                     Sincerely,

                                     /s/ Rosemarie A. Thurston

                                     Rosemarie A. Thurston


cc:      Ms. Jennifer Gowetski, Division of Corporation Finance
         Mr. Leo F. Wells, III
         Mr. Lee Ward